 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of November 2012

Commission File Number 001-34132

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street

Xicheng District, Beijing 100033

People’s Republic of China

(86-10) 8809-1099

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

China Mass Media Corp. Announces Shareholders' Approval of the Merger Agreement

BEIJING, Nov. 2, 2012 /PRNewswire/ -- China Mass Media Corp., incorporated in the Cayman Islands ("CMM" or the "Company") (CMMCY), a television advertising company in China, announced today that, at an extraordinary general meeting held on October 31, 2012, the Company's shareholders voted in favor of the proposal to approve the previously announced agreement and plan of merger dated August 6, 2012, among the Company, China Mass Media Holdings Limited ("Parent"), a Cayman Islands company beneficially owned by Mr. Shengcheng Wang, CMM Holdings Limited ( "Merger Sub"), a company wholly owned by Parent, and Mr. Shengcheng Wang, pursuant to which Merger Sub will be merged with and into CMM with CMM surviving the merger as a wholly owned subsidiary of Parent. Of the ordinary shares voted in person or by proxy at the extraordinary general meeting, approximately 99.8% were voted in favor of the proposal to approve the merger agreement and plan of merger and the transactions contemplated thereby.

The parties expect to complete the merger as soon as practicable, as a result of which completion CMM will become a privately held company wholly owned by Parent and CMM's American depository shares will no longer be traded on the over-the-counter market commonly referred to as "pink sheets", and the American Depositary Shares program for the ADSs will be terminated.

About China Mass Media Corp.

As a television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services.

Contact

China Mass Media Corp.

Julie Sun
CFO
6/F, Tower B, Corporate Square,
35 Finance Street Xicheng District
Beijing, 100033
P. R. China
Phone: +86-10-8809-1099
Email: juliesun@chinammia.com

Christensen

Tip Fleming
Phone: +852-2117-0861
Email: tfleming@christensenir.com

SIGNATURE

CHINA MASS MEDIA CORP.
(Registrant)

Date: November 2, 2012	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer